Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary
Associate General Counsel
Petro-Canada
37th Floor, 150 - 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta  T2P 3E3
Telephone (403) 296-7778
Facsimile  (403) 296-4910
Email:  hhooker@petro-canada.ca

June 14, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 - 7010
Attention: Mr. Karl Hiller, Branch Chief
Division of Corporation Finance

Dear Sir:

Re Petro-Canada
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
Your file number 001-13922

This is to confirm receipt of the letter of May 17, 2007 from Mr. Karl Hiller, Branch Chief, to Harry Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada. In a subsequent telephone conversation, confirmed by Petro-Canada’s letter dated May 24, 2007, Petro-Canada was granted an extension, to June 15, 2007, in which to respond to your letter.

We are responding to questions raised in your letter and for ease of reference we have restated your questions in this letter.

SEC Questions

Form 40-F for the Fiscal Year Ended December 31, 2005
Description of Business, page 8

Reserves, page 41

1.
We note that you disclose proved reserve replacement figures of 134% and 111% for 2006 and 2005, and 160% for the most recent five years on page 11. Please expand this disclosure, and similar disclosures appearing elsewhere in the filing, to explain the extent to which your replacement figures are based on discoveries, extensions and improved recovery, as opposed to revisions of prior estimates, and sales and purchases of in-place proved reserves. Please also submit a schedule showing your computation of each of these figures, with reconciliation to the tabular information on page 45.

Petro-Canada Response

Petro-Canada’s (or the “Company’s”) replacement figures were calculated using all categories (including revisions, sales and purchases). Footnote 2 on page 11 (Form 40-F) states that the reserve replacement figures are based on all changes to proved reserves. Although the footnote does not mention that the ratio is on a “Gross” basis, the table on page 33 of Exhibit 99.2 Management’s Discussion and Analysis (“Consolidated Reserves (working interest before royalties))”, does indicate that this replacement figure has been calculated on Gross barrels of oil equivalent.

Petro-Canada believes that the indicator should include all reserve categories. Including all categories more accurately reflects the Company’s overall performance with time.

On a go forward basis, Petro-Canada will include both the Gross and Net reserve replacement ratio. Our accompanying footnotes will explicitly state the reserve replacement ratio as either “Gross” or “Net” as well as state the reserve replacement ratio calculation - i.e.

“The reserve replacement ratio is calculated by dividing the proved reserve additions, which includes Revisions of previous estimates, Improved recovery, Purchases of minerals in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sales volume for the year as the denominator.”

The replacement ratio showing the computation for both the “Gross” (page 44 of Form 40-F) and “Net” (page 45 of Form 40-F) are attached to this letter as Attachment “A”.

Controls and Procedures, page 89

2.
We note your disclosure indicating that although you conducted an evaluation of your disclosure controls and procedures, your conclusion of effectiveness was only based on your ability to provide reasonable assurance that material information required to be in the annual report is made known to your officers on a timely basis. Please understand that the evaluation of effectiveness should determine whether your disclosure controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, as indicated in Rule 13a-15(e) of Regulation 13A, to comply with General Instruction B.(6)(b) of Form 40-F. Please modify your disclosure to clarify the scope of your evaluation and findings, relative to this guidance.

Petro-Canada Response

You will note that the Company's Form 40-F specifically states: The Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e)), as of December 31, 2006. The language in the following sentence regarding the conclusions resulting from the evaluation was merely descriptive and not in any way intended to alter the conclusion of effectiveness in accordance with the definition. Nevertheless, to avoid any ambiguity in this regard in the future, the Company would propose that the second sentence state: Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective within the meaning of the rule.

Exhibit 99.1 Financial Statements

Note 27 - Generally Accepted Accounting Principles in the United States, page 30
(b)  Interest Capitalization, page 31

3.
We note you disclose that you capitalize interest attributable to the construction of major new facilities under both Canadian and US GAAP, but use different capitalization methodologies under each. Please expand your disclosure to discuss the differences in methodologies used and the extent such differences contributed to your U.S. GAAP adjustment for each period presented.

Petro-Canada Response

In compliance with Item 17 we are required to describe and quantify each material variation from US GAAP. The extent the different interest capitalization methodologies contributed to our US GAAP earnings adjustment for each period presented has been quantified in our net earnings reconciliation on page 30 and labeled as “Capitalization of interest and related amortization”. The quantification also includes a reference to Note (b) which provides the description of our GAAP difference.

For Canadian GAAP, the corporate debt to equity ratio is determined by using a twelve month rolling average of total debt at the end of the given period divided by the twelve month rolling average of total shareholders’ equity at the end of the given period. This ratio is then applied to the notional interest on the capital costs to determine the amount of interest to capitalize.

In preparing future descriptions of our GAAP difference we will include more detail of the different methodologies being used. Specifically, our disclosure will read:

“United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each. For Canadian GAAP, the Company capitalizes interest using the Company’s average corporate debt to equity ratio whereas under US GAAP the Company must use all debt.”

Exhibit 99.2 Management’s Discussion and Analysis

Liquidity and Capital Resources, page 12

4.
In your Summary of Cash Flows, we note you use the term “Cash flow from continuing operations” to describe the non-GAAP result of adjusting your GAAP-based measure of operating cash flows attributable to continuing operations for changes in working capital items. Additionally, you use the term “Cash flow” to describe various non-GAAP measures which result from adjusting investing and financing cash flows for changes in working capital items. Please relabel your non-GAAP measures, and modify all related disclosures to the extent necessary to properly reflect their true characteristics.

It should be clear from your labels and accompanying disclosures that once you adjust cash flow measures that have been determined in accordance with GAAP to eliminate the effects of changes in working capital accounts, you no longer have true measures of cash activity because you exclude the actual cash inflows and outflows associated with decreases in working capital assets and liabilities; while including non-cash activity for sales to customers not yet collected, and expenses accrued but not yet paid, by setting aside increases in your working capital assets and liabilities.

Given these limitations, please disclose the insight that you have gained from your observations of these non-GAAP measures, including the trends over the periods shown, so that readers will understand why you believe these are meaningful and provide information that is not otherwise apparent from your financial statements.

Petro-Canada Response

In preparing future “Summary of Cash Flows” tables in the Liquidity and Capital Resources section of the MD&A, all non-GAAP measures will be clearly labeled to reflect their true characteristics. Specifically, the non-GAAP measure previously described as “Cash flow” will be described as “Cash flow before changes in non-cash working capital” both in the table and narrative below. Future descriptions of Petro-Canada’s non-GAAP measures, as described on page 1 of the Management’s Discussion and Analysis, will clarify why we and investors find this measure meaningful and useful. “Cash flow before changes in non-cash working capital” is commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in measuring the Company’s operating performance and ability to finance capital programs and meet financial obligations. In addition, the Company’s capital budget is prepared using anticipated cash flow before changes in non-cash working capital as the timing of collecting receivables and making payments is not considered relevant for capital budgeting purposes.

If after having reviewed our responses you have any further comments or questions, please call me.

Petro-Canada confirms that:

Petro-Canada is responsible for the adequacy and accuracy of the disclosures in its filing;
SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filing; and
    Petro-Canada may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hugh L. Hooker
cc: EFH Roberts, Petro-Canada

Attachment A

Proved Developed and Undeveloped Reserves Before Royalties[1]
(Crude oil and NGL in MMbbls; natural gas in Bcf)					(page 44 Form 40-F)

	TABLE 1 Oil and Gas Activities																	TABLE 2[4] Oil Sands Mining	TABLE 3 Total Oil and Gas Activities and Oil Sands Mining
	International							North America
								North American Natural Gas
	Northwest Europe		North Africa/Near East [2]		Northern Latin America	Subtotal		Western Canada		U.S. Rockies		East Coast Oil	Oil Sands	Subtotal		Total		Syncrude Mining Operation	Total
	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil	Bitumen	Crude oil, NGL and bitumen	Natural gas	Crude oil, NGL and bitumen	Natural gas	Synthetic crude oil	Crude oil and equivalents	Total MMboe	Reserve Replacement

Beginning of year 2005	148	131	210	39	265	358	435	38	1,950	6	88	68	-	112	2,038	470	2,473	331	801	1,213

Revisions of previous estimates	2	4	29	(14)	-	31	(10)	5	(36)	2	22	68	8	83	(14)	114	(24)	20	134	130
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	4	-	-	-	5	4	-	-	-	-	-	-	-	-	5	4	-	5	6
Discoveries, extensions and																				-
improved recovery	-	-	3	-	-	3	-	4	44	-	-	23	-	27	44	30	44	-	30	37
Production	(12)	(24)	(42)	(9)	(26)	(54)	(59)	(5)	(229)	(1)	(14)	(27)	(8)	(41)	(243)	(95)	(302)	(9)	(104)	(154)
End of year 2005	143	115	200	16	239	343	370	42	1,729	7	96	132	-	181	1,825	524	2,195	342	866	1,232	111%

Revisions of previous estimates	13	(6)	(2)	-	(1)	11	(7)	1	(47)	2	64	18	165	186	17	197	10	14	211	213
Sale of reserves in place	-	(2)	(46)	(15)	-	(46)	(17)	-	(1)	-	-	-	-	-	(1)	(46)	(18)	-	(46)	(49)
Purchase of reserves in place	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	1	-	-	0
Discoveries, extensions and																				-
improved recovery	-	-	-	-	-	-	-	-	27	-	-	-	-	-	27	-	27	-	-	5
Production	(12)	(23)	(18)	-	(23)	(30)	(46)	(4)	(209)	(1)	(15)	(27)	(8)	(40)	(224)	(70)	(270)	(11)	(81)	(126)
End of year 2006	144	84	134	1	215	278	300	39	1,500	8	145	123	157	327	1,645	605	1,945	345	950	1,274	134%

“The reserve replacement ratio is calculated by dividing the proved reserve additions, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sale volume for the year as the denominator."

Proved Developed and Undeveloped Reserves After Royalties[1]
(Crude oil and NGL in MMbbls; natural gas in Bcf)					(page 45 Form 40-F)

	TABLE 1 Oil and Gas Activities																	TABLE 2[3] Oil Sands Mining	TABLE 3 Total Oil and Gas Activities and Oil Sands Mining
	International							North America
								North American Natural Gas
	Northwest Europe		North Africa/Near East [2]		Northern Latin America	Subtotal		Western Canada		U.S. Rockies		East Coast Oil	Oil Sands	Subtotal		Total		Syncrude Mining Operation	Total
	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil	Bitumen	Crude oil, NGL and bitumen	Natural gas	Crude oil, NGL and bitumen	Natural gas	Synthetic crude oil	Crude oil and equivalents	Total Mmboe	Reserve Replacement

Beginning of year 2005	148	131	144	13	225	292	369	30	1,508	4	73	61	-	95	1,581	387	1,950	287	674	999

Revisions of previous estimates	1	5	28	(6)	(1)	29	(2)	5	(28)	7	18	57	8	77	(10)	106	(12)	9	115	113
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	3	-	-	-	5	3	-	-	-	-	-	-	-	-	5	3	-	5	6
Discoveries, extensions and																				-
improved recovery	-	-	2	-	-	2	-	3	34	-	-	20	-	23	34	25	34	-	25	31
Production	(12)	(24)	(22)	(2)	(21)	(34)	(47)	(4)	(175)	(6)	(12)	(25)	(8)	(43)	(187)	(77)	(234)	(9)	(86)	(125)
End of year 2005	142	115	152	5	203	294	323	34	1,339	5	79	113	-	152	1,418	446	1,741	287	733	1,023	119%

Revisions of previous estimates	13	(6)	28	10	(2)	41	2	1	(43)	2	55	10	159	172	12	213	14	12	225	227
Sale of reserves in place	-	(2)	(42)	(15)	-	(42)	(17)	-	(1)	-	-	-	-	-	(1)	(42)	(18)	-	(42)	(45)
Purchase of reserves in place	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	1	-	-	0
Discoveries, extensions and																				-
improved recovery	-	-	-	-	-	-	-	-	21	-	-	-	-	-	21	-	21	-	-	4
Production	(12)	(23)	(16)	-	(12)	(28)	(35)	(3)	(166)	(1)	(12)	(25)	(8)	(37)	(178)	(65)	(213)	(10)	(75)	(111)
End of year 2006	143	84	122	-	189	265	273	32	1,151	6	122	98	151	287	1,273	552	1,546	289	841	1,099	168%

“The reserve replacement ratio is calculated by dividing the proved reserve additions, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sale volume for the year as the denominator."